Mail Stop 4561

September 14, 2007

Mr. Robert G. Wilmers
Chairman of the Board and Chief Executive Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, NY 14203

      Re: M&T Bank Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and
              June 30, 2007
              File No. 1-9861

Dear Mr. Wilmers:

We have reviewed your response dated August 27, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note 21 – Segment information, page 122

1.   We note your supplemental response to comment four of our letter dated August 9, 2007. Please provide us with an analysis demonstrating why you believe the small business banking operating segment exhibits similar economic characteristics and long-term financial performance compared to the other operating segments aggregated within your retail banking reportable segment. In your analysis quantify the financial performance of each operating segment within the retail banking reportable segment for the past five years. Refer to paragraph 17 of SFAS 131.

Form 10-Q for the Quarterly Period Ended June 30, 2007:

Management's Discussion and Analysis

Provision for Credit Losses, page 31

2.   We note your supplemental response to comment eight of our letter dated August 9, 2007. Please tell us whether you updated prior collateral appraisals, obtained new appraisals or used other means in determining the current value of collateral related to non-current loans. In your response, specifically address how you evaluate collateral related to your non-current residential home builder and developer loans and automobile dealer loans.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief